
Cobra®


03056697

ANNUAL REPORT 2002



Corporate Profile

Cobra Electronics Corporation is a leading global manufacturer of mobile communications products for consumers, with leadership positions in each of its current markets. Cobra is a leading provider in the U.S., Canada and Europe of FRS/GMRS (Family Radio Service/General Mobile Radio Service) two-way radios, one of the largest categories of mobile communications. In addition, 2003 marks Cobra's entry into the GPS (Global Positioning System) market with the development of its latest innovative mobile communications product line. Cobra, ranked among *Forbes'* 200 Best Small Companies for two of the past three years, has a track record of designing and marketing innovative and award-winning products. ■

About the Cover

Cobra Electronics is attracting an increasingly broad range of active consumers who use its innovative, user-friendly products to keep connected, improve their productivity and enhance their safety.

Financial Highlights

(In thousands, except per share amounts)	2002	2001	Percent Change
Operating Data:			
Net sales	$ 135,840	$ 150,031	(9.5)%
Gross profit	34,277	38,989	(12.1)%
Operating income	3,203	9,183	(65.1)%
Income before taxes	3,066	8,279	(63.0)%
Net income	1,720	4,685	(63.3)%
Net income per share:			
Basic	0.27	0.75	(64.0)%
Diluted	0.26	0.73	(64.4)%
As of December 31:			
Total assets	$ 75,182	$ 89,592	(16.1)%
Long-term debt	0	15,378	(100.0)%
Shareholders' equity	56,279	53,972	4.3%
Book value per share	8.77	8.56	2.5%
Shares outstanding	6,420	6,303	1.9%



Sales
(000,000)
$103.4
$118.7
$143.2
$150.0
$135.8
'98
'99
'00
'01
'02
Book Value
Per Share
$6.18
$6.80
$7.89
$8.56
$8.77
'98
'99
'00
'01
'02



Where Cobra products are sold
Cobra Electronics products are enhancing active lifestyles in more than 30 countries.

"While 2002 was a year of mixed results, Cobra's future is unequivocally bright."

James R. Bazet, President and CEO

A Year of Resilience

It is often said that we cannot control external events; we can only control how we react to those events. That adage was especially apt in 2002, as Cobra Electronics was faced with a weak economy, severe competitive price pressures, the bankruptcy of one of our largest customers, and an unprecedented FCC ruling that threatened to render some of our inventories obsolete. While these events did combine to affect our 2002 results adversely, we refused to be deterred from investing in our future or protecting our brand equity.

Net sales for the year ended December 31, 2002 were $135.8 million, a decline of 9.5% from the prior year. Net income was $1.7 million, compared with $4.7 million in 2001. Our balance sheet remains strong and capable of supporting our many growth initiatives, however, as we ended the year with no interest-bearing debt and more than $56 million in shareholders' equity.

The challenges we faced in 2002 gave us cause to examine thoroughly our markets, our organizational structure, and our long-term corporate strategy. The result of this

It has been more than 50 years since a young entrepreneur named Carl Korn co-founded what would eventually become Cobra Electronics. During the past several years, Jim Bazet and his management team have heightened Cobra's commitment to cultivating a stimulating and entrepreneurial working environment. The results of that commitment were acknowledged when Carl and Jim were named "2002 Master Entrepreneurs of the Year" for Illinois by Ernst & Young.


ERNST & YOUNG
CARL KORN AND JAMES



James R. Bazet, President & CEO (left), and Carl Korn, Chairman

no-holds-barred self-examination is a continually evolving strategic vision that will ensure our company's long-term growth and prosperity.

A Year of Progress

One of our key continuing strategic objectives is to be number-one or a very strong number-two player in each of our markets. Much progress was made toward that objective in 2002. In addition to increasing our leading market shares in the Radar Detection and Citizens Band Radio markets, we moved significantly closer to the number-one position in the FRS/GMRS radio business. Importantly, we accomplished this in an intensely deflationary environment *not* by recklessly cutting prices, but by adding value for the consumer through the inclusion of special features and accessories with our radios.

Navigating A New And Exciting Course

Our 2003 introduction of three hand-held GPS receivers is a major milestone for our company, as we believe that the market for GPS-related technologies is still in its infancy. Moreover, we believe that Cobra's brand equity and distribution strength will accelerate the market's already-impressive growth. Finally, the high barriers-to-entry associated with this complex technology should make it less susceptible to entry by low-priced, "me-too" competitors typically seen in other consumer electronics categories.

The depth of our commitment to GPS-related technologies was reflected in our recent signing of an exclusive product development contract with Horizon Navigation, one of the world's pioneers in GPS-based navigation technology. We expect this relationship to result in several innovative navigation products, the first of which should start shipping in early 2004.

Reinventing Cobra

The reality of today's increasingly fast-paced business environment dictates that any consumer electronics company must continually reinvent itself if it is to grow consistently and profitably. This requires an unrelenting focus on the consumer, a tight grasp of emerging technologies, and a clear insight into how the organization can consistently outmaneuver its competition. Reinvention involves risk, but staying in place is even riskier. We are confident that the course we are navigating is one that will take Cobra to the greatest heights in its history.

Sincerely,

Carl Korn, Chairman of the Board

James R. Bazet, President and Chief Executive Officer

March 31, 2003




lock
hi•low
micro
channel
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Cobra

A Time For Leadership

Despite a fragile economy and numerous other external challenges facing Cobra in 2002, the company remained focused on the success factors that will enhance shareholder value over the long term. Cobra strengthened its leadership position in each of its markets, continued its proud tradition of product innovation, expanded its powerful retail presence, and played an increasingly vital role in its consumers' lifestyles.

The past year saw Cobra build on its clear leadership of the Radar Detection and Citizens Band Radio markets. The company demonstrated a significant competitive edge in its ability to anticipate and respond to the FCC's unprecedented decision to regulate radar detector emissions frequencies. This agility played a critical role in minimizing the impact on the company's sales and margins, particularly in light of the extremely short period the industry was given to make all of its products compliant with the new regulations.

◀ Cobra's two-way radios and GPS receivers are fun and convenient ways for active families to keep connected and stay safe in the great outdoors.

▶ Out of the tens of thousands of new products displayed at the 2003 International Consumer Electronics Show, only 17 received the prestigious *Popular Mechanics* "Editor's Choice Award" — and Cobra's PR 4000 WX was one of them!

▼ Cobra's passion for high performance and extreme user-friendliness makes its two-way radios the preferred choice for both recreational and commercial applications.



Even more impressive was Cobra's dramatic growth in market share in the U.S. FRS/GMRS two-way radio market. Cobra had been the number two player in this market since late 1998. While the company had moved closer to the leading brand in each succeeding year, entering 2002 this gap was still rather sizeable. By year's end, however, Cobra was able to catapult itself within close reach of the number-one position. What makes this feat all the more impressive is that while Cobra's competitors reduced their prices by an unheard-of average of 45 percent in 2002, Cobra reduced its prices by less than half of that rate. Cobra was able to do this because its on-going dialogue with consumers revealed that *good value* — rather than cheap prices — is what consumers are really looking for. And by being the industry's most aggressive marketer of longer-range radios and "value packs" featuring battery chargers and rechargeable batteries, Cobra was able to set a new standard for value while simultaneously pricing its products well above the industry average.

Cobra's U.S. Retail Storefronts


18,000
20,000
31,000
35,000
'99
'00
'01
'02

Cobra's decision to stress value over price certainly did not hurt its retail placement. In fact, by the end of 2002, Cobra products were featured in more retail storefronts worldwide than any time in the company's history.

A Deepening Passion For Innovation

For the past several years Cobra has lived by a mantra of "develop or die" regarding new product development. While other companies often scale back their product development commitments during difficult times, the challenges of 2002 only served to intensify Cobra's passion for innovation. The result is a 2003 product line-up incorporating user-friendly features and attractive designs that complement consumer lifestyles better than ever before.

Almost 80 percent of Cobra's 2002 sales came from products that did not exist in 2000, and 2003's sales are anticipated to show a similar pattern. In the Radar Detection category, Cobra will be introducing two stunning models that were awarded the prestigious Design & Engineering Innovations Award at the 2003 International Consumer Electronics Show. These models' breakthrough features include 11 Band™ technology, which detects the latest monitoring system to hit the market, and SmartPower™ technology, which prevents draining the vehicle's battery by shutting the detector off after the vehicle's engine has been turned off.

When Cobra entered the Family Radio Service category in 1997, its sole model had two channels and a two-mile range. Cobra's new line-up for 2003 comprises 15 models, all of which have 22 channels with 38 privacy codes per channel and deliver a range of anywhere from two to seven miles. The seven-mile model,





▲ The industry's first 11 Band™ radar detectors were the recipients of two Design & Engineering Innovation Awards at the 2003 International Consumer Electronics Show.

◀ Cobra's cool blue Street Xtreme™ two-way radio gives "Generation Y" drivers a cool way to keep in touch while cruising, without the hassle or expense of monthly service fees.

▶ "Type A" consumers will really appreciate Cobra's unique ASAP™ technology, which locates satellite positions — and gets users up-and-running — in half the time of other brands.

ASAP™ technology

the PR 4000 WX, also incorporates a ten-channel NOAA All Hazards Alert radio, a digital compass, and over a dozen other special features. Out of thousands of new products introduced at the 2003 International Consumer Electronics Show, this model was one of only 17 that received the prestigious *Popular Mechanics* "Editor's Choice Award."



Innovation is also alive and well in Cobra's Citizens Band Radio business. Capitalizing on the booming popularity of neon and illumination in automotive accessories among 18-to-24 year-old males, Cobra will introduce its Street Xtreme™ line of Citizens Band Radios. Each of these radios illuminates with a cool blue color whenever the power is on, while the external antenna also radiates a cool blue color whenever the user is transmitting. These contemporary designs, coupled with the lack of monthly service fees, could make these radios a popular alternative to mobile phones for money-conscious younger drivers.

▼ Cobra's exclusive relationship with world-renowned mapping expert Rand McNally gives the company instant credibility in the GPS market.


Cobra
RAND MCNALLY
StreetFinder

Looking Beyond The Horizon

Cobra is continually searching for new opportunities to apply its core competencies in order to reach new consumers and grow sales and earnings. One such opportunity is the rapidly growing market for location-based products and services incorporating Global Positioning System (GPS) technology. The Cobra brand is such a natural fit with GPS technology that several retailers have actually asked Cobra to enter this market in recent years. One reason is that Cobra has earned a widespread reputation as a trusted manufacturer of innovative, user-friendly electronics products that make people's lives more productive, convenient and secure. In contrast, most current GPS manufacturers enjoy less retail exposure as well as less brand awareness and brand equity. And while Cobra is new to the GPS market, its relationship with Rand McNally—the world's premier map provider—brings Cobra instant recognition and credibility in this new arena.


Cobra
GPS1000
power

Cobra is committed to bringing the same degree of innovation and energy to the GPS market that it has brought to each of its other markets. While the hand-held GPS receiver market has grown impressively over the past several years by targeting serious outdoors enthusiasts, hobbyists and "gadget guys", Cobra's market research indicates that current GPS products are too complicated for most mainstream consumers to operate. By introducing the market's first truly user-friendly line, Cobra intends to not only grab a significant slice of the GPS market but also help accelerate the market's growth.

One of the biggest limitations of current GPS receivers is the time it takes to "acquire", or locate, three satellites' positions necessary to determine the user's exact location.

▲ Cobra's high-end GPS 1000 receiver is the ultimate complement to any outdoor enthusiast's lifestyle — and an easy way to return to that hot fishing spot!

▶ Cobra's GMRS radios are already finding a home in the marine market, and new VHF radios and power inverters specially designed for marine users are targeted for the second half of 2003.



By utilizing 18 GPS channels instead of the standard 12 channels used by current competitors, Cobra is able to get users up-and-running in half the time. This exclusive A.S.A.P.™ (Accelerated Satellite Acquisition Protocol™) technology, coupled with Cobra's exclusive use of Rand McNally mapping software and a highly intuitive user interface, will enable Cobra to raise the bar for user-friendliness dramatically.

Cobra's new line of hand-held GPS receivers is just the first step in the company's foray into the world of GPS and navigation. In January 2003, Cobra announced an exclusive product development and licensing agreement with Horizon Navigation, one the world's pioneers in GPS and navigation technology. A division of Visteon Corporation until it was spun off and purchased by its management in March of 2002, Horizon was named "#1 Navigation Systems Supplier" by *Automotive Industries* magazine in 2001. Cobra and Horizon are currently co-developing a line of breakthrough vehicle navigation models for introduction in early 2004. Beyond this, Cobra is talking with Horizon and other technology vendors about several other new product and new business opportunities that incorporate GPS technology.

GPS technology holds the potential to enhance the mass market consumer's productivity, safety and security in an untold number of ways. Cobra fully intends to be one of the companies leading the way in applying this exciting technology to enrich people's everyday lives.



▷ Consumers have more reasons to use Cobra products than ever before – and the company's efforts to reach out to new users are just beginning.



A Changing Consumer . . . A Changing Company

Over the past several years, Cobra has dramatically broadened its consumer base. Cobra products now effectively target young professionals and professional drivers, "soccer moms" and "gadget guys", cyclists and business people, hikers and "off-roaders", skiers and boaters, kids and grandparents, and more. Cobra complements *all* of these consumers' lifestyles by being available *wherever* they shop—electronics stores, office supply stores, mass merchandisers, department stores, sporting goods stores, boating marinas, automotive supply stores, membership clubs and virtually anywhere else consumer electronics are sold.

This diverse group of consumers is more active—and often more pressured—than ever before, and they know they can count on Cobra to continually bring out new models that make their lives more productive, safer and less stressful. While Cobra makes a broad range of products, the one trait they all share is unsurpassed user-friendliness.

In addition to meeting the ever-changing needs of existing consumers, Cobra is actively recruiting new consumers to the fold. In 2002 the company began introducing its two-way radios to serious boating and outdoors enthusiasts by hiring the country's premier sales representative firm serving the marine and sporting goods channels. In 2003, Cobra is expanding its presence in these channels with its hand-held GPS receivers, and with new lines of marine VHF radios and marine power inverters. The company will also be targeting 18-to-24 year-old members of "Generation Y" with its new cool blue illuminated Street Xtreme™ radios.

▷ Cobra's microTALK® two-way radios now offer up to 7 miles of range, making it easier for families and friends to keep connected while on the go.



Reinventing Cobra

While Cobra has come a long way in the past several years, Cobra's management is acutely aware that the objectives, strategies and tactics that brought past success will not necessarily work in the future. Cobra must be in a constant state of reinvention, for that is the only way to keep up with constantly evolving markets. Equally important, it is the only way Cobra can position itself to successfully identify and enter dynamic new markets.

Looking toward the next year or two, a Cobra is emerging that serves three broad markets: Personal Communications, Navigation and Marine. The Personal Communications market is currently targeted by Cobra's microTALK® line of FRS/GMRS radios and its line of Citizens Band Radios. The Navigation market is targeted by the company's hand-held GPS line being introduced in 2003 as well as a mobile GPS line planned for early 2004. Cobra's radar detectors, with features like digital compasses to keep drivers on course and its exclusive Strobe Alert™ technology to keep drivers out of harm's way, also target this market. Finally, the Marine market will be targeted by the company's new marine VHF radio and marine inverter lines being introduced in the second half of 2003. Beyond this, the company is continually on the lookout for emerging technologies that create opportunities for the company to enter and lead new markets.

▼ Exceptional ergonomics and unsurpassed ease-of-use make Cobra radios accessible to consumers of all ages.

For the past few years, advertising, packaging and other forms of communication have told people, "*Nothing* comes close to a Cobra®." By steadfastly and passionately pursuing a policy of continual reinvention, Cobra management is committed to ensuring that the Cobra of tomorrow will be far removed from, and far ahead of, the Cobra of today. ■

"*Nothing* comes close to a Cobra®."

Consolidated Statements of Income

(In thousands, except per share amounts)	2002	2001	2000
	Years ended December 31,		
Net sales	$ 135,840	$ 150,031	$ 143,204
Cost of sales	101,563	111,042	103,783
Gross profit	34,277	38,989	39,421
Selling, general and administrative expense	31,074	28,404	26,600
Expenses for the terminated Lowrance acquisition	–	1,402	–
Operating income	3,203	9,183	12,821
Other income (expense):			
Interest expense	(228)	(787)	(889)
Other income (expense), net	91	(117)	(611)
Income before income taxes	3,066	8,279	11,321
Tax provision	1,346	3,594	4,132
Net income	$ 1,720	$ 4,685	$ 7,189
Net income per common share:			
Basic	$ 0.27	$ 0.75	$ 1.17
Diluted	$ 0.26	$ 0.73	$ 1.12
Weighted average shares outstanding:			
Basic	6,373	6,236	6,142
Diluted	6,505	6,403	6,394

Consolidated Balance Sheets

In thousands, except share data	At December 31, 2002	2001
Assets		
Current assets:		
Cash	$ 2,829	$ 675
Receivables, less allowances for claims and doubtful accounts of $1,179 in 2002 and $2,518 in 2001	24,784	41,798
Inventories, primarily finished goods	20,956	22,190
Deferred income taxes	6,552	7,661
Other current assets	3,868	2,488
Total current assets	58,989	74,812
Property, plant and equipment, at cost:		
Land	330	330
Buildings and improvements	4,542	4,008
Tooling and equipment	19,865	17,966
	24,737	22,304
Accumulated depreciation	(17,317)	(14,843)
Net property, plant and equipment	7,420	7,461
Other assets:		
Cash surrender value of officers' life insurance policies	5,966	5,753
Other	2,807	1,566
Total other assets	8,773	7,319
Total assets	$ 75,182	$ 89,592
Liabilities and Shareholders' Equity:		
Current liabilities:		
Accounts payable	$ 4,292	$ 2,935
Accrued salaries and commissions	881	1,445
Accrued advertising and sales promotion costs	2,002	4,182
Accrued product warranty costs	2,137	2,721
Other accrued liabilities	2,133	1,246
Total current liabilities	11,445	12,529
Non-current liabilities:		
Deferred compensation	3,785	3,328
Deferred income taxes	3,673	4,385
Long-term debt	–	15,378
Total non-current liabilities	7,458	23,091
Total liabilities	18,903	35,620
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $1 par value, shares authorized–1,000,000; none issued	–	–
Common stock, $.33 1/3 par value, 12,000,000 shares authorized, 7,039,100 issued for 2002 and 2001	2,345	2,345
Paid-in capital	19,772	19,899
Retained earnings	38,049	36,329
Accumulated other comprehensive income	35	–
	60,201	58,573
Treasury stock, at cost (619,323 shares for 2002 and 736,048 shares for 2001)	(3,922)	(4,601)
Total shareholders' equity	56,279	53,972
Total liabilities and shareholders' equity	$ 75,182	$ 89,592

Consolidated Statements of Cash Flows

In thousands	Years Ended December 31, 2002	2001	2000
Cash flows from operating activities:			
Net income	$ 1,720	$ 4,685	$ 7,189
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	2,738	2,213	1,758
Loss on cash surrender value of life insurance	79	81	123
Tax benefit from stock options exercised	43	228	–
Deferred taxes	407	2,443	3,859
Loss on sale of fixed assets	3	190	345
Changes in assets and liabilities:			
Receivables	17,014	(5,826)	(10,551)
Inventories	1,234	(3,317)	(10,184)
Other current assets	(1,449)	712	940
Other assets	(1,514)	204	(1,030)
Accounts payable	1,357	(465)	608
Accrued liabilities	(2,441)	203	1,037
Deferred compensation	457	360	334
Net cash flows from (used by) operating activities	19,648	1,711	(5,572)
Cash flows used in investing activities:			
Capital expenditures	(2,333)	(3,361)	(3,331)
Cash surrender value of life insurance	(292)	(164)	(294)
Net cash flows used in investing activities	(2,625)	(3,525)	(3,625)
Cash flows from financing activities:			
Net borrowings (repayments) under the line-of-credit agreement	(15,378)	2,002	9,293
Transactions related to exercise of stock options, net	509	433	251
Transactions related to stock repurchase	–	–	(386)
Net cash flows from (used in) financing activities	(14,869)	2,435	9,158
Net increase (decrease) in cash	2,154	621	(39)
Cash at beginning of year	675	54	93
Cash at end of year	$ 2,829	$ 675	$ 54
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 277	$ 837	$ 757
Income taxes	600	572	581

Quarterly Financial Data (Unaudited)

In thousands, except per share amounts	Quarter Ended March 31 2002	March 31 2001	June 30 2002	June 30 2001	September 30 2002	September 30 2001	December 31 2002	December 31 2001
Net sales	$21,042	$30,008	$36,264	$34,488	$35,924	$35,051	$42,610	$50,484
Cost of sales	16,281	22,166	27,040	25,901	27,528	26,046	30,713	36,929
Gross profit	4,761	7,842	9,224	8,587	8,396	9,005	11,897	13,555
Selling, general and administrative expense	5,073	6,205	8,098	6,488	7,729	6,548	10,174	9,163
Expenses for the terminated Lowrance acquisition	–	–	–	1,402	–	–	–	–
Operating income (loss)	(312)	1,637	1,126	697	667	2,457	1,723	4,392
Tax provision (benefit)	(156)	450	492	233	216	858	795	2,053
Net income (loss)	(236)	722	621	374	338	1,375	997	2,214
Net income (loss) per share (a):								
Basic	(0.04)	0.12	0.10	0.06	0.05	0.22	0.16	0.35
Diluted	(0.04)	0.11	0.09	0.06	0.05	0.22	0.15	0.35
Weighted average shares outstanding:								
Basic	6,315	6,178	6,349	6,221	6,407	6,243	6,420	6,302
Diluted	6,460	6,440	6,570	6,490	6,553	6,383	6,477	6,408
Stock Price								
High	8.250	10.313	9.250	9.000	8.420	8.700	7.000	7.110
Low	6.040	5.000	7.400	6.000	6.180	4.950	5.800	5.200
End of Quarter	7.540	9.063	8.250	7.900	6.250	5.500	6.540	6.280
Trading Volume	946	2,225	1,332	1,898	609	1,568	509	1,259

(a) The total quarterly income per share may not equal the annual amount because net income per share is calculated independently for each quarter.

Five Year Financial Summary

In thousands, except per share amounts	Years Ended December 31, 2002	2001	2000	1999	1998
Operating Data:					
Net sales	**$135,840**	$150,031	$143,204	$118,693	$103,414
Gross profit	**34,277**	38,989	39,421	30,152	24,661
Selling, general and administrative expense	**31,074**	28,404	26,600	23,540	19,747
Expenses for the terminated Lowrance acquisition	–	1,402	–	–	–
Operating income	**3,203**	9,183	12,821	6,612	4,914
Tax provision (benefit)	**1,346**	3,594	4,132	1,744	(10,403)
Net income	**1,720**	4,685	7,189	3,983	14,200
Net income per share:					
Basic	**0.27**	0.75	1.17	0.66	2.30
Diluted	**0.26**	0.73	1.12	0.65	2.20
As of December 31:					
Total assets	**75,182**	89,592	77,761	59,579	64,419
Short-term debt	–	–	13,376	4,083	14,316
Long-term debt	–	15,378	–	–	–
Shareholders' equity	**56,279**	53,972	48,626	41,572	37,496
Book value per share	**8.77**	8.56	7.89	6.80	6.18
Shares outstanding	**6,420**	6,303	6,166	6,118	6,066

Note: Under the terms of its credit agreement, the Company may not pay cash dividends.

The financial statements and selected financial data included herein have not been audited. The information was derived from the full consolidated financial statements for the year ended December 31, 2002, which were presented in accordance with accounting principles generally accepted in the United States of America and which were audited by Deloitte & Touche LLP in accordance with auditing standards generally accepted in the United States of America. Copies of the full consolidated financial statements and of the independent auditors' report that expressed an unqualified opinion (dated February 18, 2003) are included in the Company's Proxy Statement and in its Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission, both of which are available on request.

Corporate Information

Transfer Agent and Registrar
Shareholder address changes should be sent directly to:
American Stock Transfer & Trust Co., 59 Maiden Lane, New York, NY 10007, (718) 921-8206.

Form 10-K and Proxy Statement
A copy of the company's Form 10-K and Proxy Statement will be sent to shareholders upon written request to Michael Smith, Senior Vice President and Chief Financial Officer, or by e-mail to msmith@cobra.com.

Annual Meeting
You are cordially invited to Cobra Electronics Corporation's annual meeting of shareholders, to be held on Tuesday, May 13, 2003 at 11:00 a.m. The meeting will be held at the offices of Sidley Austin Brown & Wood, Bank One Plaza, 10 South Dearborn Street
Chicago, IL 60603
on the 55th Floor in Room 2-C.

Record date for voting at the meeting is April 4, 2003.

Summary Annual Report
This report is in a summary format. It is intended to present 2002 results in a simple, readable style. The more detailed operational and financial material is part of the Proxy Statement.

Corporate Officers
Carl Korn
Chairman

James R. Bazet
President and Chief Executive Officer

Anthony A. Mirabelli
Senior Vice President–
Marketing & Sales

Michael Smith
Senior Vice President
and Chief Financial Officer

Gerald M. Laures
Vice President–Finance
and Corporate Secretary

Board of Directors
James R. Bazet
President and Chief Executive Officer
Cobra Electronics Corporation

William P. Carmichael
Retired Senior Vice President
Sara Lee Corporation

James W. Chamberlain
President, Ryobi North America Inc. and
Senior Vice President/General Manager
Ryobi Finance Corporation

Henry G. Chiarelli
Morton Retail Group
Senior Consultant

Carl Korn
Chairman

Ian R. Miller
Founder, The Brand Practice LLC
Marketing/Brand Strategy Experts

Barry Rosenstein
Managing Partner
JANA Partners LLC

Harold D. Schwartz
President, Chez & Schwartz, Inc.
Marketing Consultants

Corporate Headquarters
Cobra Electronics Corporation
6500 West Cortland Street
Chicago, Illinois 60707
Phone (773) 889-8870
Fax (773) 889-1678
Consumer Service (773) 889-3087
Website: www.cobra.com

Independent Accountants
Deloitte & Touche LLP,
Chicago, Illinois

Corporate Counsel
Sidley Austin Brown & Wood,
Chicago, Illinois

Cobra Electronics Europe Limited
Michael B. Kavanagh,
Managing Director
Dungar House
Northumberland Avenue
Dun Laoghaire
Co. Dublin, Ireland
Phone 353.1. 236.7007
Fax 353.1. 663.9048

Cobra Electronics (HK) Limited
Daniel S. Schiff,
General Manager
Suite 1901-4, Tower 1
The Gateway
25 Canton Road, Tsimshatsui,
Kowloon, Hong Kong
Phone (852) 2369 0211
Fax (852) 2724 4875

Cobra®

6500 West Cortland St.

Chicago, IL 60707

773.889.8870

www.cobra.com